Helius Medical Technologies, Inc.
41 University Drive, Suite 400
Newtown, PA 18940

May 7, 2015

Via EDGAR Transmission

Amanda Ravitz
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Helius Medical Technologies, Inc.
Registration Statement on Form 10-12G
Initially Filed April 15, 2015
File No. 000-55364

Dear Ms. Ravitz:

We hereby request that the staff of the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form 10-12G to 12:00pm Eastern Time on May 14, 2015, or as soon as practicable thereafter. We hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Philippe Deschamps
Philippe Deschamps
Chief Executive Officer